SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2005

Commission File Number 1-14499

EMBRATEL PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Embratel Holding Company
(Translation of registrant's name into English)

Rua Regente Feijó, n° 166 - 16° andar, Sala 1687B
20.060-060 Rio de Janeiro - RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X___

EMBRATEL PARTICIPAÇÕES S.A.
Publicly-owned Company
CNPJ no. 02.558.124/0001-12

RELEVANT FACT

EMBRATEL PARTICIPAÇÕES S.A. (“EMBRAPAR or Company”), in compliance with the provisions of CVM Instruction no. 358/2002, communicates to its shareholders and to the public in general that, in a meeting held on this date, the Board of Directors of the Company authorized the management of the Company to take the necessary measures for having economic-financial feasibility studies and analysis made in order to assess possible acquisitions by the Company of (i) all of the capital stock of Telmex do Brazil Ltda. (“TDB”) and (ii) an equity stake equivalent to 37.11% of the capital stock of Net Serviços de Comunicação S.A. (“NET”), held by Teléfonos de México S.A., de C.V. (“Telmex”), (the “Acquisition”). In such context, the Board approved the execution of a Memorandum of Understandings with Telmex, the controlling shareholder of the Company, confirming the decision of the parties to carry out those studies and their preliminary interest in implementing the Acquisition, once its economic-financial studies are concluded.

Should the studies confirm the interest of the Company in consummating the Acquisition, its implementation shall be effected by means of merging into EMBRAPAR, the companies which hold the interests in TDB and NET, respectively, Atlantis Holdings do Brasil Ltda. (“Atlantis”) and Latam Brasil Participações S.A. (“Latam Brasil”), whose total capital stock (100%) is held, indirectly, by Telmex. As a result of the Acquisition, Telmex will receive new common shares to be issued by the Company, as a consequence of the capital increase to be approved for absorbing the assets and liabilities of the merged companies.

In this same meeting, the members of the Board of Directors authorized the administration of the Company to hire the services of financial and legal consultants and other services that may be necessary to appraise the feasibility of the Acquisition, as well as, if such feasibility is confirmed, hire the necessary appraisals for implementing the transactions, in strict compliance with legal provisions and regulations in force.

As soon as the studies and other preparatory measures for the Acquisition are concluded, the respective terms and conditions shall be submitted to the analysis of the competent bodies of the Company and promptly disclosed to the market.

The administration of the Company believes that the Acquisition fits in with the policy of the Company of developing alternatives for expanding its business lines, seeking not only to increment its share in the areas where it already has a consolidated presence, but also its expansion to other segments of the Telecommunications market in Brazil.

Rio de Janeiro, 23 of May of 2005

EMBRATEL PARTICIPAÇÕES S.A.
ISAAC BERENSZTEJN
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 23, 2005

Embratel Participações S.A.

By:	/S/ Carlos Henrique Moreira
Carlos Henrique Moreira Title: President and Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and thefactors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.